EXHIBIT 99.1

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022

and the three months ended February 28, 2021

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

($ U.S. dollars)	March 31, 2022	December 31, 2021	November 30, 2020
		(Restated - Note 3)
ASSETS

Current
Cash	$1,677,699	$6,028,232	$509,592
Amounts receivable (Note 5)	3,968,358	3,085,375	294,446
Prepaid expenses and deposits	324,825	304,180	84,182
Other investments	-	-	48,311
Other current assets (Note 9)	868,379	306,419	-

Total current assets	6,839,261	9,724,206	936,531

Long-term
Equipment (Note 6)	3,505,709	3,628,758	1,094
Intangibles (Note 7)	7,044,473	7,366,442	1,821,494
Goodwill (Note 7)	-	-	1,741,696
Right-of-use asset (Note 12)	2,667,803	2,761,961	-
Reclamation deposits	272,777	268,531	261,169
Non-current assets held for sale (Note 10)	129,365	78,510	-

Total assets	$20,459,388	$23,828,408	$4,761,984

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 17)	$2,268,437	$2,205,991	$651,966
Deferred revenue	487,694	327,045	80,702
Current portion of lease liability (Note 12)	309,805	301,354	-
Loan payable (Note 11)	-	120,133	-

Total current liabilities	3,065,936	2,954,523	732,668

Deferred consideration on acquisition of Code Red (Note 4(a))	-	-	258,388
Long term loan	-	-	30,852
Lease liability, net of current portion (Note 12)	2,618,810	2,698,677	-
Reclamation provision (Note 8)	259,229	255,508	249,852
Deferred tax liability	259,882	274,458	357,887

Total liabilities	6,203,857	6,183,166	1,629,647

SHAREHOLDERS' EQUITY

Common shares (Note 13(b))	36,218,116	36,218,116	4,764,970
Share based payments reserve (Note 14)	3,256,244	3,101,014	552,752
Contingently issuable shares (Notes 4(b) and 4(d))	52,662	52,662	-
Warrants (Note 15)	2,287,484	2,287,484	622,155
Accumulated other comprehensive income	239,756	135,981	86,380
Accumulated deficit	(27,721,975)	(24,059,541)	(2,893,920)

Equity attributable to owners of the parent	14,332,287	17,735,716	3,132,337
Non-controlling interest (Note 16)	(76,756)	(90,474)	-

Total Shareholders' Equity	14,255,531	17,645,242	3,132,337

Total liabilities and shareholders' equity	$20,459,388	$23,828,408	$4,761,984

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1, 8 and 18)

Subsequent events (Note 20)

Approved by the Board of Directors on May 27, 2022

“KEVIN WRIGHT”, Director	“PAUL LEBREUX”, Director

See accompanying selected notes to the consolidated financial statements

1

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

	Three months ended	Three months ended
($ U.S. dollars)	March 31, 2022	February 28, 2021
		(Restated - Note 3)
Revenue	$5,040,074	820,129

Cost of sales	3,394,873	726,744

Gross profit (Note 19)	1,645,201	93,385

Other income
Interest and other income	3,020	335

Total other income	3,020	335

Expenses
Salaries, consulting and management fees (Note 17)	2,660,889	411,308
Player compensation	439,685	-
Professional fees	393,243	39,361
General office expenses	330,216	57,877
Selling and marketing expenses	282,438	-
Travel expenses	255,685	205
Shareholder communications and filing fees	21,321	44,465
Interest expense	90,105	27
Foreign exchange loss	3,896	16,802
Change in provision for reclamation deposit	-	(75,119)
Share-based compensation (Note 14)	500,143	73,455
Amortization (Notes 6, 7 and 12)	682,558	96,904

Total expenses	5,660,179	665,285

Loss for the period before income taxes	(4,011,958)	(571,565)
Income tax (recovery)	(18,329)	(30,635)
Loss for the period	(3,993,629)	(540,930)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	103,775	154,078

Total comprehensive loss for the period	$(3,889,854)	$(386,852)

(Loss) profit for the period attributable to:
Owners of the parent	(4,007,347)	(540,930)
Non-controlling interest	13,718	-
	$(3,993,629)	$(540,930)
Basic and diluted net loss per share	$(0.02)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	244,381,900	52,167,059

See accompanying selected notes to the consolidated financial statements

2

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

($ U.S. dollars)	Common Shares		Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$	$	$	$
Balance, January 1, 2022 (Restated - Note 3)	244,381,900	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Options granted (Note 14(a))	-	-	224,261	-	-	-	-	-	224,261
Options expired (Note 14(a))	-	-	(344,913)	-	-	-	-	344,913	-
Restricted share units (Note 14(b))	-	-	275,882	-	-	-	-	-	275,882
Other comprehensive income	-	-	-	-	-	103,775	-	-	103,775
Net (loss) for the period	-	-	-	-	-	-	13,718	(4,007,347)	(3,993,629)
Balance, March 31, 2022	244,381,900	36,218,116	3,256,244	2,287,484	52,662	239,756	(76,756)	(27,721,975)	14,255,531

Balance, December 1, 2020 (Restated - Note 3)	51,928,911	4,764,970	552,752	622,155	-	86,380	-	(2,893,920)	3,132,337
Private placement (Note 13(b))	2,381,477	634,586	-	158,359	-	-	-	-	792,945
Share issuance costs (Note 13(b))	-	(23,336)	-	-	-	-	-	-	(23,336)
Broker warrants (Note 15)	-	-	-	22,171	-	-	-	-	22,171
Options granted (Note 14(a))	-	-	73,455	-	-	-	-	-	73,455
Other comprehensive income	-	-	-	-	-	154,078	-	-	154,078
Net (loss) for the period	-	-	-	-	-	-	-	(540,930)	(540,930)
Balance, February 28, 2021	54,310,388	5,376,220	626,207	802,685	-	240,458	-	(3,434,850)	3,610,720

See accompanying selected notes to the consolidated financial statements

3

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($ U.S. dollars)	Three months ended March 31, 2022	Three months ended February 28, 2021

CASH (USED IN) PROVIDED BY:		(Restated - Note 3)
OPERATING ACTIVITIES
Net (loss)	$(3,993,629)	$(540,930)
Adjustment for:
Income tax recovery	(18,329)	(30,635)
Share-based compensation (Note 14)	500,143	73,455
Interest expense (Notes 11 and 12)	90,080	-
Change in provision for reclamation deposit	-	(75,119)
Amortization (Notes 6, 7 and 12)	682,558	96,904

	(2,739,177)	(476,325)

Net change in non‑cash working capital	(1,297,593)	42,891
Net cash flow from operating activities	(4,036,770)	(433,434)

FINANCING ACTIVITIES
Proceeds received from long term loan (Note 18)	-	15,692
Repayment of loans (Notes 11 and 18)	(149,442)	-
Principal reduction in lease liability (Note 12)	(132,188)	-
Private placement (Note 13(b))	-	792,945
Share issue costs (Note 13(b))	-	(1,165)

Net cash flow from financing activities	(281,630)	807,472

INVESTING ACTIVITIES
Equipment purchase (Note 6)	(42,018)	-

Net cash flow from investing activities	(42,018)	-

Effect of exchange rate changes on cash	9,885	9,724
CHANGE IN CASH	(4,350,533)	383,762
CASH, beginning of the period	6,028,232	509,592
CASH, end of the period	$1,677,699	$893,354

SUPPLEMENTAL INFORMATION:
Value of broker warrants issued (Note 15)	-	22,171
Interest paid	25	-

See accompanying selected notes to the consolidated financial statements

4

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada. GameSquare changed its name from Magnolia Colombia Ltd. on September 30, 2020.

GameSquare is focused on the high growth esports market. The Company bridges the gap between global brands and the large gaming and esports communities. GameSquare does this by signing top-tier talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owns 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF”.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

	Country of	Functional
Name of Subsidiary	Incorporation	Currency	Ownership Percentage
			March 31,	December 31,
			2022	2021

Code Red Esports Ltd. ("Code Red")	England and Wales	UK pound sterling	100%	100%
Stetson Oil & Gas Corporation	USA	Canadian Dollar	NA	NA
GameSquare (Ontario) Inc.	Canada	Canadian Dollar	NA	NA
GameSquare Esports (USA) Inc.	USA	U.S. Dollar	100%	100%
Biblos Gaming S.A. de C.V. ("Biblos")	Mexico	Mexican Peso	40%	40%
GCN Inc. ("GCN")	USA	U.S. Dollar	100%	100%
NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity")	USA	U.S. Dollar	100%	100%
Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”)	USA	U.S. Dollar	100%	100%

On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated.

The accompanying condensed consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

As at March 31, 2022, the Company had working capital of $3,773,325 (December 31, 2021 – $6,769,683). The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

5

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

2. BASIS OF PRESENTATION

The accompanying condensed interim consolidated financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the thirteen months ended December 31, 2020.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2022.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the thirteen months ended December 31, 2021 with the exception of the following new accounting standards and change in presentation currency noted below.

New accounting standards

Effective January 1, 2022, the Company adopted the following new accounting standards.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

6

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in presentation currency

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollars” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to the new U.S. dollar presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the date of incorporation of GameSquare (Ontario) Inc. on December 13, 2018 (See Note 1). The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting periods, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from functional currency to the U.S. dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

4. ACQUISITIONS

a) Acquisition of Reciprocity

On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity, a privately held gaming and esports company. Reciprocity owned 100% of GameSquare Esports USA Inc. (formerly Reciprocity Corp of Nevada, Inc.) and GCN Inc. In addition, Reciprocity held a 40% interest in Biblos Gaming S.A. de C.V. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination.

As consideration for the acquisition, the Company issued 43,749,996 of its common shares with an estimated fair value of $5,897,614 (CAD$7,345,478) to certain shareholders of Reciprocity and 3,000,000 options of the Company with an estimated fair value of $333,367 (CAD$415,208) to option-holders of Reciprocity. The consideration shares are subject to a 12-month lock-up period, a third of which will be released every four months following the closing date of March 16, 2021.

Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million common shares of the Company if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before interest, taxes, and depreciation and amortization (“EBITDA”) within 12 months of the acquisition date of March 16, 2021 (the “Acquisition Date”) and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA. In addition, the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per share if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date. The estimated fair value of the contingent consideration at the date of acquisition was $nil due to the uncertainty of future performance target.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$5,897,614
Estimated fair value of options issued	333,367

$6,230,981

7

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

a) Acquisition of Reciprocity (continued)

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $6,230,981:

Cash	$414,481
Amounts receivable	211,452
Prepaids	8,023
Equipment	9,523
Accounts payable and accrued liabilities	(791,080)
Loan payable	(800,000)

(947,601)

Excess of purchase price over fair value of assets acquired (expensed)	7,178,582

$6,230,981

On December 1, 2021, the Company and Reciprocity were amalgamated.

b) Acquisition of Complexity

On June 30, 2021, the Company acquired 100% of the issued and outstanding shares of Complexity, an esports organization in Texas USA. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination. As total purchase consideration for the acquisition, the Company issued 83,328,750 common shares of the Company with an estimated fair value of $8,097,100 (CAD$10,035,546) to former shareholders of Complexity. The shares were subject to a 180-day trading hold post the closing date of June 30, 2021.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$14,955,257
Share consideration received	(6,858,157)

$8,097,100

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $8,097,100:

Cash	$434,392
Amounts receivable	90,624
Other current assets	708,490
Fixed assets	3,796,057
ROU asset	2,950,277
Brand name	4,244,501
Accounts payable and accrued liabilities	(487,253)
Lease Liability	(3,138,515)
Loans	(501,473)

$8,097,100

8

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

c) Acquisition of Cut+Sew

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction is a business combination.

As consideration for the acquisition, the Company paid $2,385,117 in cash and issued 2 million of its common shares with an estimated fair value of $191,498 (CAD$240,866). The shares are subject to a six month trading hold following the closing date of July 27, 2021.

Additionally, certain members of Cut+Sew became entitled to receive (i) up to $1,250,000 paid in common shares of the Company and up to $150,000 paid in cash if Cut+Sew generates up to US$1.0 million of EBITDA in the 12 months following the closing date of July 27, 2021 of the acquisition, and (ii) up to $2,210,000 paid in common shares of the Company and up to $240,000 paid in cash if Cut+Sew generates EBITDA of up to US$1.5 million in the period of 12 to 24 months following the cClosing date of July 27, 2021, for a maximum contingent consideration of up to $7.85 million paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $52,662.

The following table summarizes the consideration for the acquisition:

Cash	$2,385,117
Estimated fair value of shares issued	191,498
Contingent consideration - shares	52,662

$2,629,277

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $2,629,277:

Cash	$315,035
Amounts receivable	149,672
Prepaid expenses	4,607
Other current assets	9,000
Customer relationships	1,130,117
Brand name	1,274,387
Accounts payable and accrued liabilities	(203,435)
Deferred revenue	(50,106)

$2,629,277

5. AMOUNTS RECEIVABLE

Amounts receivable balances as at March 31, 2022 and December 31, 2021 consist of:

9

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

6. EQUIPMENT

Equipment	Leasehold improvements	Total
Cost:			
Balance, January 1, 2022	$ 238,988	$ 3,655,734	$ 3,894,722
Additions	42,018	-	42,018
Effect of foreign exchange	(228)	(115)	(343)
Balance, March 31, 2022	$ 280,778	$ 3,655,619	$ 3,936,397
Depreciation:			
Balance, January 1, 2022	$ 27,434	$ 238,530	$ 265,964
Depreciation charge for the period	28,606	136,163	164,769
Effect of foreign exchange	(45)	-	(45)
Balance, March 31, 2022	$ 55,995	$ 374,693	$ 430,688
Net book value:			
Balance, March 31, 2022	**$ 224,783**	**$ 3,280,926**	**$ 3,505,709**
Balance, January 1, 2022	$ 211,554	$ 3,417,204	$ 3,628,758

	Equipment	Leasehold improvements	Total
Cost:			
Balance, December 1, 2020	$ 1,094	$ -	$ 1,094
Acquisition of Reciprocity	9,523	-	9,523
Acquisition of Complexity	140,323	3,655,734	3,796,057
Additions	88,711	-	88,711
Transfer to assets available for sale	(633)	-	(633)
Effect of foreign exchange	(30)	-	(30)
Balance, December 31, 2021	$ 238,988	$ 3,655,734	$ 3,894,722
Depreciation:			
Balance, December 1, 2020	$ -	$ -	$ -
Depreciation charge for the period	27,548	238,530	266,078
Effect of foreign exchange	(114)	-	(114)
Balance, December 31, 2021	$ 27,434	$ 238,530	$ 265,964
Net book value:			
Balance, December 31, 2021	**$ 211,554**	**$ 3,417,204**	**$ 3,628,758**
Balance, December 1, 2020	$ 1,094	$ -	$ 1,094

10

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

7. INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of March 31, 2022 are as follows:

	Customer relationships	Brand name	Total
Balance, November 30, 2020	$1,225,762	$595,732	$1,821,494

Acquisition of Complexity	-	4,244,501	4,244,501
Acquisition of Cut&Sew	1,130,117	1,274,387	2,404,504
Amortization	(377,612)	(661,266)	(1,038,878)
Effect of foreign exchange	22,053	(87,232)	(65,179)

Balance, December 31, 2021	$2,000,320	$5,366,122	$7,366,442

Amortization	(121,050)	(302,581)	(423,631)
Effect of foreign exchange	27,526	74,136	101,662

Balance, March 31, 2022	$1,906,796	$5,137,677	$7,044,473

On June 30, 2021, the Company acquired all the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys. On July 27, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, November 30, 2020	$1,781,124

Impairment of goodwill	(1,798,430)
Effect of foreign exchange	17,306

Balance, March 31, 2022 and December 31, 2021	$-

During the year ended December 31, 2021, the Company recognized an impairment of its goodwill based on the estimated fair value of the recoverable amount.

11

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

8. DEPOSITS AND RECLAMATION PROVISION

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the reclamation provision associated with the retirement of formerly owned oil and gas exploration properties (both operated and non-operated) in Alberta, Canada:

Alberta
Balance, reclamation provision, November 30, 2020	$249,852
Effect of foreign exchange	5,656
Balance, reclamation provision, December 31, 2021	$255,508
Effect of foreign exchange	3,721
Balance, reclamation provision, March 31, 2022	$259,229

As at March 31, 2022, the Company had reclamation deposits of $272,777 (December 31, 2021 - $268,531 held by the Alberta Energy Regulator (“AER”). On March 17, 2021, the Company received a notice of release on a Letter of Credit related to oil and gas mining leases in North Dakota. Management had previously considered the Letter of Credit uncollectible. As a result, the Company has recorded a recovery of $75,119 included in the condensed interim consolidated statements of loss and comprehensive loss for the three months ended February 28, 2021 related to the recovery.

The reclamation provision represents the present value of estimated costs for required future decommissioning and other site restoration activities in Alberta. The total future reclamation provision is estimated based on the Company’s net ownership interest in all wells and facilities and the estimated costs to abandon and reclaim these wells and facilities.

9. OTHER ASSETS

Other assets consist of acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

12

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

10. ASSETS AND LIABILITIES HELD FOR SALE

(a) Biblos

Subsequent to March 31, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos for US$125,000.

The assets and liabilities related to Biblos have been included in assets and liabilities held for sale in the condensed interim consolidated statements of financial position as at March 31, 2022. The assets and liabilities associated with Biblos are comprised of the following:

Cash	$32,555
Amounts receivable	178,182
Prepaid expenses and deposits	8,302
Equipment	650
Total assets	$219,689

Accounts payable and accrued liabilities	140,449
Total liabilities	$140,449
Net carrying amount	$79,240

(b) Irati Energy Corporation (“Irati”)

Irati is a private company primarily focused on the development of its northern oilshale block located in Brazil.

On April 14, 2022, the Company entered into an agreement to sell its investment in Irati (See Note 20). The Company currently holds 1,252,710 Irati common shares valued at $0.05 per share.

11. LOAN PAYABLE

The Company’s loan payable bore an interest rate of 20% per annum and had a maturity date of February 13, 2021 which is one year from the date of issuance. On May 18, 2021, the loan was amended to reduce the interest rate to 10% per annum and extend the maturity date to March 31, 2022. During the three months ending March 31, 2022, the Company accrued an interest expense of $29,308 (three months ended February 28, 2021 - $nil) and repaid principal and interest of $149,442. As at March 31, 2022, the principal and accrued interest were carried at $nil (December 31, 2021 - $120,133).

12. LEASE

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expired in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $94,158.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the three months ended March 31, 2022, the Company recognized $60,771 in interest expense related to its lease liabilities.

13

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

12. LEASE (continued)

A reconciliation of the lease liabilities for the three months ended March 31, 2022 is as follows:

March 31, 2022

Balance, beginning of period	$3,000,032
Acquisiton of Complexity	-
Cash outflows	(132,188)
Finance costs	60,771

$2,928,615

March 31, 2022

Lease Liability - current	$309,805
Lease Liability - non-current	2,618,810

$2,928,615

13. CAPITAL STOCK

a) Authorized

Unlimited common shares without par value

b) Common shares

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per Unit for gross proceeds of $1,000,220 (the “Offering”). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of $0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder’s fees of $1,470 and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of $0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 15.

14

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

13. CAPITAL STOCK (continued)

b) Common shares (continued)

On March 4, 2021, the Company closed a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the “Underwriters”) issuing 16,700,000 units of the Company for gross proceeds of $7,014,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than $1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received fees of $500,000, a cash commission of $490,980 and 1,169,000 warrants of the Company (the “Broker Warrants”), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the Company at an exercise price of $0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $159,995 in connection with the Offering.

On March 24, 2021, 212,766 options with exercise prices of $0.47 were exercised for gross proceeds of $100,000.

On July 6, 2021, 1,000,000 shares were issued on the exercise of RSUs (see Note 16(b).

On July 22, 2021, the Company closed a bought deal private placement offering led by Canaccord Genuity Corp. acted as lead underwriter on behalf of a syndicate of underwriters, issuing 21,250,000 units of the Company at a price of $0.40 per unit for gross proceeds of $8.5 million. Each Unit consists of one common share of the Company and one half of one purchase warrant. Each Warrant is exercisable for one common share at an exercise price of $0.60 per common share for a period of 24 months from the closing date of the offering, subject to the Warrant Acceleration Right (as defined below). If, at any time following the closing of the offering, the daily volume weighted average trading price of the common shares on the Canadian Securities Exchange is greater than $1.00 per common share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the “Warrant Acceleration Right”).

On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $8.5 million on the same terms as those in the bought deal private placement offering.

As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $595,000, and (ii) issued an aggregate of 1,487,500 broker warrants. Each broker warrant is exercisable into that number of Units at an exercise price of $0.40 for a period of 36 months from the closing date. In addition, the Company incurred legal and other expenses totaling $178,835 in connection with the Offering.

15

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan (the “Option Plan”) will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of $0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at March 31, 2022 and December 31, 2021 and changes during the periods then ended.

Information relating to share options outstanding as at March 31, 2022 is as follows:

16

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of CAD$0.44 per common share and expire January 22, 2026. The fair market value of the options of $283,601 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on January 21, 2021, risk free rate of 0.44%, expected volatility of 52.7%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $24,634 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.50 per common share and expire February 19, 2026. The fair market value of the options of $87,969 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company’s shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 52.9%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

On March 2, 2021, the Company granted 550,000 options to consultants of the Company. 50,000 of the options vest immediately and 500,000 vest in quarterly installments over two years. Each option is exercisable at a price of CAD$0.47 per common share and expire March 2, 2026. The fair market value of the options of $92,957 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.47 based on the closing price of the Company’s shares on March 1, 2021, risk free rate of 0.78%, expected volatility of 52.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

On March 16, 2021, the Company completed the acquisition of Reciprocity (Note 4(a)) and issued 3,000,000 replacement options for Reciprocity options outstanding immediately prior to the transaction. The options are exercisable for one common share of the Company at an exercise price of $0.40 per common share for period of two years from the date of grant. The fair market value of the options of $333,367 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 0.31%, expected volatility of 50.1%, based on the historical volatility of comparable companies, an estimated life of 2 years and an expected dividend yield of 0%.

On March 16, 2021, the Company granted 1,000,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.44 per common share and expire March 16, 2026. The fair market value of the options of $155,354 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 1.03%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $7,980 in share-based compensation related to the vesting of these options.

On March 18, 2021, the Company granted 212,766 options to consultants of the Company. The options vest immediately. Each option is exercisable at a price of CAD$0.47 per common share and expire March 18, 2026. The fair market value of the options of $34,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.46 based on the closing price of the Company’s shares on March 16, 2021, risk free rate of 1.01%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%.

17

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On April 9, 2021, the Company granted 100,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option was exercisable at a price of CAD$0.43 per common share and expire April 8, 2026. The fair market value of the options of $14,083 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.43 based on the closing price of the Company’s shares on April 8, 2021, risk free rate of 0.95%, expected volatility of 46.5%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

On April 28, 2021, the Company granted 1,100,000 options to consultants of the Company. 1,000,000 of the options vest in quarterly installments over two years and 100,000 vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2026. The fair market value of the options of $134,423 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.93%, expected volatility of 46.3%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $15,941 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 350,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2024. The fair market value of the options of $42,772 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.48%, expected volatility of 46.3%, an estimated life of 3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $3,725 in share-based compensation related to the vesting of these options.

On July 5, 2021, the Company granted 2,300,000 options to a consultant of the Company. Half of the of the options vested immediately and half of the options vest in equal monthly tranches over a six month period commencing July 30, 2021. Each option is exercisable at a price of CAD$0.51 per common share and expire July 5, 2026. The fair market value of the options of $392,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.51 based on the closing price of the Company’s shares on July 5, 2021, risk free rate of 0.99%, expected volatility of 46.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

On September 20, 2021, the Company granted 6,396,475 options to officers, directors and consultants of the Company. 200,000 of the options vest in two equal installments on March 13, 2022 and September 13, 2022, 450,000 of the options vest on March 13, 2022, 100,000 of the options vest on September 13, 2022, 145,000 options vest on December 31, 2021, 500,000 of the options vest in four equal instalments of 125,000 every six months starting on March 13, 2022 and 5,001,475 of the options vest in 35 monthly instalments of 138,929 starting on October 20, 2021 and the remaining 138,960 vesting on September 20, 2024. Each option is exercisable at a price of CAD$0.435 per common share and expire September 21, 2026. The fair market value of the options of $887,200 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.435 based on the closing price of the Company’s shares on September 17, 2021, risk free rate of 0.85%, expected volatility of 46.4%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $171,596 in share-based compensation related to the vesting of these options.

On February 15, 2022, the Company granted 200,000 options to a consultant of the Company. The options vest on February 15, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire February 16, 2027. The fair market value of the options of $10,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.23 based on the closing price of the Company’s shares on February 14, 2022, risk free rate of 1.82%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $1,268 in share-based compensation related to the vesting of these options.

18

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On February 28, 2022, the Company granted 1,400,000 options to consultants of the Company. The options vest on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $19,481 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.12 based on the closing price of the Company’s shares on February 27, 2022, risk free rate of 1.64%, expected volatility of 46.95%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $1,650 in share-based compensation related to the vesting of these options.

On March 23, 2022, the Company granted 950,000 options to a consultant of the Company. 150,000 options vested on the date of grant with the remaining options vesting in 8 equal installments every three months starting June 23, 2022. Each option is exercisable at a price of CAD$0.35 per common share and expire March 24, 2027. The fair market value of the options of $16,548 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.13 based on the closing price of the Company’s shares on March 22, 2022, risk free rate of 2.2%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2022, the Company expensed $3,026 in share-based compensation related to the vesting of these options.

During the three months ended March 31, 2022, 1,525,861 options with weighted average exercise prices of $0.48, expired, unexercised.

b) Restricted share units (“RSU”)

On June 4, 2021, the Company adopted a restricted share unit (“RSU”) plan (the “RSU Plan”). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company’s RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On June 4, 2021, the Company granted 2,000,000 RSUs to the Company’s Chief Executive Officer. 1,000,000 of the RSUs vest immediately and 1,000,000 of the RSUs vest 12 months following the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2022, the Company recognized an expense of $78,692. On July 6, 2021, 1,000,000 of the RSUs were exercised for 1, 000,000 common shares of the Company.

On July 26, 2021, the Company granted 1,575,000 RSUs to key management of Complexity. Half of the RSUs vest on June 30, 2022 and half vest on June 30, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2022, the Company recognized an expense of $97,567.

On September 20, 2021, the Company granted 2,667,158 RSUs according to the terms of a talent agreement with a consultant of Complexity. 1,000,000 of the RSUs vested on the date of grant, 1,620,815 of the RSUs vest in thirty five equal installments of 46,309 per month starting on October 20, 2021 and the remaining 46,343 vest on September 20, 2021. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2022, the Company recognized an expense of $94,915.

On February 15, 2022, the Company granted 200,000 RSUs to a consultant of the Company. The RSUs vest on February 15, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2022, the Company recognized an expense of $3,014.

On March 23, 2022, the Company granted 800,000 RSUs to a consultant of the Company. The RSUs vest in 8 equal installments every three months starting June 24, 2022.. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2022, the Company recognized an expense of $3,084.

19

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

b) Restricted share units (“RSU”) (continued)

As at March 31, 2022, 6,242,158 RSUs were outstanding, of which 1,277,854 were vested.

15. WARRANTS

The following is a summary of warrants outstanding at March 31, 2022 and December 31, 2021 and changes during the periods then ended.

In connection with the private placement on February 19, 2021 (Note 13(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $86,785, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.34, expected dividend yield of 0%, expected volatility of 52.8%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $10,570 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on March 4, 2021 (Note 13(b)), 8,350,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.60 until March 4, 2024. The fair value of the warrants of $607,635, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.42, expected dividend yield of 0%, expected volatility of 52.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.48% and an expected life of 3 years. In addition, the Company issued 1,169,000 broker warrants in connection with the financing. The fair value of the broker warrants of $73,969 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on July 22, 2021 (Note 13(b)), 21,250,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.60 until July 22, 2023. The fair value of the warrants of $832,169, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.40, expected dividend yield of 0%, expected volatility of 46.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.45% and an expected life of 2 years. In addition, the Company issued 1,487,500 broker warrants with exercise prices of CAD$0.40 in connection with the financing. The fair value of the broker warrants of $77,374 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

20

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

15. WARRANTS (continued)

At March 31, 2022, outstanding warrants to acquire common shares of the Company were as follows:

16. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity (see Note 4(a)) which holds a 40% interest in Biblos. Subsequent to December 31, 2021, the Company entered into an agreement to sell it’s 40% interest in Biblos (see Note 10).

The following summarizes the changes in non-controlling interest in Biblos for the three months ended March 31, 2022:

Balance, December 1, 2020	$-
Non-controlling interest acquired on acquisiton of Reciprocity	(57,745)
Share of profit for the period	(32,729)

Balance, December 31, 2021	$(90,474)

Share of profit for the period	13,718

Balance, March 31, 2022	$(76,756)

The following summarizes the information relating to Biblos and related non-controlling interest, before any intercompany eliminations:

NCI percentage	60%

Current assets	$219,039
Non-current assets	650
Current liabilities	(347,160)
Translation adjustment	(455)

Net Assets	(127,926)

Carrying amount of NCI	$(76,756)

Income for the period	$22,863
Income allocated to NCI	13,718

Cash flows from operating activities	$20,552
Effect of foreign exchange	(1,119)

Net change in cash	$19,433

21

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

17. RELATED PARTY TRANSACTIONS

Key management personnel compensation:

The Company recorded $124,578 in share-based compensation related to the vesting of options and RSUs granted during the thirteen months ended December 31, 2021 (see Notes 14(a) and (b)).

Other related party transactions:

Included in accounts payable and accrued liabilities at March 31, 2022 is $164,853 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

See Note 18.

18. CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,392,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $866,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

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GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

18. CONTINGENCIES AND COMMITMENTS (continued)

Government Assistance Loans

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account (“CEBA”) loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan was interest free until December 31, 2022 and matured on December 31, 2025. If $40,000 loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured. On October 8, 2021, the Company repaid $40,000 of the loan and on November 30, 2021, the remaining $20,000 was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $631,906 (USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

19. REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having two operating segments under IFRS 8.

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GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

19. REVENUE AND SEGMENTED INFORMATION (continued)

Three months ended March 31, 2022
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,823,514	-	-	1,823,514
Winning/Player buyout/Other	-	-	-	99,848	99,848
Total Team Revenue	-	1,823,514	-	99,848	1,923,362

Cost of Sales	-	1,077,549	-	51,951	1,129,500
Gross profit	-	745,965	-	47,897	793,862

Influencer / on screen talent representation	1,268,397	-	-	-	1,268,397
Digital media	-	1,725,815	-	-	1,725,815
Total Agency Revenue	1,268,397	1,725,815	-	-	2,994,212

Cost of sales	1,010,634	1,100,952	-	-	2,111,586
Gross profit	257,763	624,863	-	-	882,626

Content production	-	122,500	-	-	122,500

Cost of sales	-	153,787	-	-	153,787
Gross profit	-	(31,287)	-	-	(31,287)

Non-current assets	1,371,407	11,846,578	322,902	79,240	13,620,127

Three months ended February 28, 2021*
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Influencer / on screen talent representation	820,129	-	-	-	820,129
Digital media and marketing	-	-	-	-	-
Total Agency Revenue	820,129	-	-	-	820,129

Cost of sales	726,744	-	-	-	726,744
Gross profit	93,385	-	-	-	93,385

Non-current assets	3,634,491	-	342,389	-	3,976,880

* Comparative figures have been reclassified to conform with presentation adopted for the current period.

Substantially all of the Company’s revenues are recognized as services are rendered throughout the term of the contract for the three months ended March 31, 2022.

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GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 and the three months ended February 28, 2021

(Amounts in U.S. dollars)

20. SUBSEQUENT EVENTS

On April 5, 2022, the Company announced a fully subscribed US$3 million non-brokered private placement.  As of the date of these financial statements, a first tranche of US$2.2 million had closed.

The Company also entered into a letter of intent for a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement is expected to become available for draw down on closing of the private placement and satisfaction of certain conditions precedent.

On April 14, 2022, the Company entered into an agreement with a private company to sell its investment in Irati for CAD$62,635 ($50,125) or CAD$0.05 per common share of Irati.

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